**SCHEDULE II**

**BROOKFIELD HOLDINGS CANADA INC.**

| Name and Position of Officer or Director | Principal Business Address | Principal Occupation or Employment | Citizenship |
| --- | --- | --- | --- |
| Swati Mandava, Director and Vice President & Secretary | One Canada Square, Level 25 Canary Wharf, London E14 5AA, United Kingdom | Managing Director, Legal & Regulatory | Indian |
| Kunal Dusad, Director | 250 Vesey Street, 15th Floor, New York, NY 10281 U.S.A. | Managing Director, Capital Markets & Treasury of Brookfield | U.K. |
| Matt Herrington, Director and President | 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada | Senior Vice President, Finance | Canadian |
| Aleks Novakovic, Director | 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada | Managing Partner, Tax | Canadian |
| Monique Sami, Vice President | 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada | Senior Vice President, Tax | Canadian |
| Shehryar Arshad, Vice President | 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada | Vice President, Capital Markets & Treasury | Canadian |